Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

FTAC Olympus Acquisition Corp. Announces Date for Special Meeting of Shareholders Relating to Previously Announced Combination with Payoneer

NEW YORK, NY – June 1, 2021 – FTAC Olympus Acquisition Corp. (NASDAQ:FTOC) ("FTOC"), a special purpose acquisition company, today announced that it has set June 23, 2021 as the meeting date for the extraordinary general meeting of shareholders (the “Special Meeting”) to consider matters related to the proposed business combination (the “Business Combination”) with Payoneer Inc. (“Payoneer”).

At the Special Meeting, FTOC’s shareholders will be asked to approve and adopt the previously announced Agreement and Plan of Reorganization (as amended on February 16, 2021 and on May 10, 2021, the “Reorganization Agreement”) and other such proposals as disclosed in the proxy statement/prospectus relating to the Business Combination. Holders of FTOC’s Class A ordinary shares and Class B ordinary shares at the close of business on the record date of May 19, 2021 are entitled to notice of the virtual Special Meeting and to vote at the virtual Special Meeting.

The Special Meeting will be convened on June 23, 2021 at 9:00 a.m., New York City time, in a virtual format. Shareholders may attend, vote and examine the list of FTOC shareholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/ftacolympusacquisition/sm2021 and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the coronavirus (COVID-19), the Special Meeting will be held in a virtual format only. You will not be able to attend the Special Meeting physically.

If the proposals at the Special Meeting are approved, FTOC anticipates that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

More information about voting and attending the Special Meeting is included in the definitive proxy statement/prospectus filed by FTOC and New Starship Parent Inc. with the Securities and Exchange Commission (the “SEC”) on June 1, 2021, which is available without charge on the SEC’s website at http://www.sec.gov. FTOC encourages you to read the proxy statement/prospectus carefully. The deadline for FTOC’s public shareholders to exercise their redemption rights in connection with the Business Combination is June 21, 2021 at 12:00 p.m. Eastern Time. If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Morrow Sodali, at (800) 662-5200, or banks and brokers can call collect at (203) 658-9000, or by emailing FTOC.info@investor.morrowsodali.com. This notice of Special Meeting and the proxy statement/prospectus relating to the reorganization and other transactions contemplated by the Reorganization Agreement (the “Reorganization”) are available at https://www.cstproxy.com/ftacolympusacquisition/sm2021/smproxy.

About FTAC Olympus Acquisition Corp.

FTAC Olympus Acquisition Corp. is a blank-check company led by Betsy Z. Cohen as Chairman of the Board and Ryan M. Gilbert as President and Chief Executive Officer formed for the purpose of acquiring or merging with one or more technology and financial services technology companies.

About Payoneer

Payoneer’s mission is to empower businesses to go beyond – beyond borders, limits and expectations. In today’s digital world, Payoneer enables any business of any size from anywhere to access new economic opportunities by making it possible to transact as easily globally as they do locally.

Payoneer’s digital platform streamlines global commerce for millions of small businesses, marketplaces and enterprises from 190 countries and territories.  Leveraging its robust technology, compliance, operations and banking infrastructure, Payoneer delivers a suite of services that includes cross-border payments, working capital, tax solutions, merchant services and risk management.  Powering growth for customers ranging from aspiring entrepreneurs in emerging markets to the world’s leading digital brands like Airbnb, Amazon, eBay, Google, Upwork, and Walmart. Payoneer makes global commerce easy and secure.  Founded in 2005, Payoneer has a team based all around the world.

In February 2021, Payoneer entered into a definitive agreement and plan of reorganization with FTAC Olympus Acquisition Corp in a transaction that would result in Payoneer becoming a U.S. publicly listed entity. The transaction is expected to close shortly after the Special Meeting, subject to satisfaction of customary closing conditions.

Important Information and Where to Find It

In connection with the proposed Reorganization between Payoneer and FTOC, New Starship Parent Inc. filed with the Securities and Exchange Commission (“SEC”) a definitive proxy statement / prospectus contained in a registration statement on Form S-4, as amended, and FTOC will mail the definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders of record as of May 19, 2021. Stockholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

The definitive proxy statement / prospectus can be found in the filings on Form S-4 by New Starship Parent Inc., as well as in the DEFM14A filing of FTOC at www.sec.gov. Payoneer and FTOC entered into a definitive agreement and plan of reorganization (the “Reorganization”) in February 2021. Completion of the Reorganization is subject to approval by the shareholders of FTAC Olympus Acquisition Corp. and certain other conditions. The proposed business combination is expected to close shortly after the Special Meeting.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of FTOC and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests is set forth in the definitive proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statements made from time to time by representatives of FTOC and Payoneer may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FTOC’s, Payoneer’s or New Starship Parent Inc.’s future financial or operating performance. For example, projections of future Volume, Revenue, and Operating Income are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FTOC and its management, and Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Reorganization; (2) the outcome of any legal proceedings that may be instituted against FTOC, Payoneer, New Starship Parent Inc. or others following the announcement of the Reorganization and any definitive agreements with respect thereto; (3) the inability to complete the Reorganization due to the failure to obtain approval of the shareholders of FTOC, to obtain financing to complete the Reorganization or to satisfy other conditions to closing; (4) changes to the proposed structure of the Reorganization that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Reorganization; (5) the ability to meet applicable listing standards following the consummation of the Reorganization; (6) the risk that the Reorganization disrupts current plans and operations of Payoneer as a result of the announcement and consummation of the Reorganization; (7) the ability to recognize the anticipated benefits of the Reorganization, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Reorganization; (9) changes in applicable laws or regulations; (10) the possibility that Payoneer or the combined Company may be adversely affected by other economic, business and/or competitive factors; (11) Payoneer’s estimates of its financial performance; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020, the section entitled “Risk Factors” in FTOC’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as well as any further risks and uncertainties contained in the definitive proxy statement / prospectus filed by FTOC and New Starship Parent Inc. on June 1, 2021. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of FTOC, Payoneer or New Starship Parent Inc. undertakes any duty to update these forward-looking statements.

Investor Contact:

Alexis Tessier

PayoneerIR@icrinc.com

Media Contact:

Jed Hamilton

PayoneerPR@icrinc.com